Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Lime and Aspiration Partner to Mobilize Riders on Sustainability By Supporting Tree Planting with Every Ride

The two companies will collaborate to give riders the option to round up the cost of their ride to the nearest dollar to plant trees. Aspiration will also offer its members free LimePrime access, eliminating unlock fees for Lime rides.

March 09, 2022 08:00 AM Eastern Standard Time

LOS ANGELES—(BUSINESS WIRE)— Aspiration, the “sustainability as a service” platform for consumers and enterprises, and Lime, the world’s largest shared electric vehicle company, have joined forces on a new partnership revealed today that will deliver simple, automated climate action for both companies’ customers. With this historic partnership in mobility and sustainability, Lime riders worldwide will have the opportunity to further contribute to decarbonization by funding the planting of a tree for each ride through Aspiration’s reforestation initiative, while Aspiration members will be incentivized to choose a greener mode of transport with free access to LimePrime for up to 12 months..

Today, most people want to take action to fight the climate crisis, but can feel overwhelmed and don’t know where to begin. Lime’s carbon neutral mobility services and Aspiration’s fossil fuel free financial options are two of the simplest and most readily available options to begin making daily changes to minimize climate impacts. With Lime’s emissions-free fleet, riders can breathe easier knowing their rides are powered by 100% carbon-free electricity and are contributing to cleaner air, safer streets, and more sustainable cities. And with Aspiration’s suite of sustainability focused financial offerings, Americans can divest their deposits from fossil fuels and turn every transaction into a moment of climate change-fighting action.

Now, these two leading sustainability-focused brands are joining forces to offer a new way for their users to easily make an even bigger impact. Beginning in March, an expansion of the LimeHero program will give Lime riders in cities around the world the option to support tree plantings with every ride by rounding up the payment to the nearest dollar. This will help further offset each rider’s personal carbon footprint and combat the world’s rising CO2 emissions. With the transportation sector contributing 25%1 of global emissions, the world’s largest individual source, choosing to ride a Lime instead of taking an equivalent car trip already makes a big impact, and support for planting trees extends it even further.

In addition, Aspiration cardholders will receive a new LimePrime promotional benefit, giving them free access to the monthly membership subscription – normally around $5.99/month – that waives the unlock fee on every Lime e-bike or e-scooter ride. Aspiration Spend & Save debit card members are eligible for three free months of LimePrime and Aspiration Zero credit card members are eligible for 12 months of free access.

“We’re thrilled to work with a mobility innovator like Lime, a company that shares Aspiration’s vision to bring its customers accessible and positive environmental impact that they can easily integrate into their daily lives,” said Aspiration Chief Business Development Officer Tate Mill. “Aspiration and Lime are coming together to empower cardholders and riders to make meaningful sustainable impact on an everyday basis. Together, we are showing the world what mobilization of climate action looks like at scale.”

“Lime and Aspiration share a value of reducing carbon emissions globally, so we’re excited to work with them and help our riders make a positive impact towards a healthier planet.” said Sara Lannin, Head of Global Business Development and Partnerships at Lime. “This partnership also signifies the need for companies to collaborate and offer creative solutions in which we can help customers make simple, tangible changes as we fight the climate crisis. We’re excited that working with Aspiration will bring us closer to our mission to build a future where transportation is shared, affordable and carbon-free.”

In the past year alone, Aspiration customers and business partners have funded the planting of over 49 million trees, planting more trees than there are in New York’s Central Park every day. And to-date, Aspiration members have offset more than 2.6 billion transportation miles.

Lime leads its industry in setting the most ambitious carbon goal to date. In 2020, Lime committed to a science-based carbon target tied to the Paris Climate Accord and the goal of limiting warming to 1.5 degrees Celsius. Lime’s target was validated by the Science Based Targets Initiative in 2021 and Lime must report its progress each year to the organization. The company also set a 2030 net zero goal, which incorporates the company’s entire carbon impact, including its supply chain, and cannot be mitigated using carbon offsets.

Lime has already begun to work toward this ambitious decarbonization goal with the rollout of its Gen4 e-bikes and e-scooters, which share a swappable battery that make its operations more sustainable. Lime powers its global fleet on 100% renewable energy and continues to add new local renewable energy partners in cities around the world to directly power its warehouses and fleet, and has started to swap its old operations vans with electric vans and e-cargo bikes.

For more information on the partnership and how to sign up for the promotional offer, please visit www.aspiration.com/lime.

Aspiration recently entered into a merger agreement with InterPrivate III Financial Partners Inc. (NYSE: IPVF), a publicly-traded special purpose acquisition company, which, upon closing, will result in Aspiration becoming a listed company as a Public Benefit Corporation, building on Aspiration’s existing commitments to generate social and public good and operate in a responsible and sustainable manner.

About Aspiration Partners, Inc.

Aspiration is a leading platform to help people and enterprises put automated sustainable impact into their hands and integrate it into their daily lives. Aspiration has earned the trust of its more than 6 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. For more information, visit Aspiration.com or Aspiration.com/business.

The Aspiration Spend & Save Account is a cash management account offered by Aspiration Financial, LLC. The Aspiration Zero Mastercard® is issued by Beneficial State Bank pursuant to license by Mastercard International Incorporated. Beneficial State Bank, Member FDIC © 2021.\ Aspiration is unaffiliated with Lime.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Chairman & CEO Ahmed Fattouh, President Nicholaos Krenteras, and Vice Chairman Sunil Kappagoda, is a blank check company whose business purpose is to effect a business combination with one or more businesses in the financial services or fintech sectors. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including: former BankOne Chairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman; and fintech investor Gordy Holterman.

About Lime

Lime’s mission is to build a future where transportation is shared, affordable, and carbon-free. As the world’s leading provider of shared electric vehicles, Lime partners with cities to deploy electric bikes and scooters to serve any trip under five miles. One of Time Magazine’s 100 Most Influential Companies in 2021, Lime has powered more than 250 million rides in more than 200 cities across five continents, spurring a new generation of clean alternatives to car ownership. Learn more at li.me

1 https://www.iea.org/topics/transport

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contacts

Media

Aspiration

Sehrish Sayani

press@aspiration.com

Aspiration Investor Relations

investors@aspiration.com

InterPrivate III Financial Partners Inc. Investor Relations

Charlotte Luer

ir@interprivate.com

Lime

Tiffani Gibson

tiffani.gibson@li.me